AB 3/17

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66959

KH 3/16

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Halen Capital Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South Missouri Avenue
(No. and Street)

Clearwater (City) Florida (State) 33756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Josef Schaible (727) 446-6660
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11020373

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Halen Capital Management, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Halen Capital Management, Inc., as of December 31, 2010, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Halen Capital Management, Inc.

Josef Schaible, Chief Operational Officer

Sworn to and subscribed before me this
28 day of February, 2011.

(Signature of Notary Public)

NOTARY PUBLIC STATE OF FLORIDA
ZAIDA M. JACKSON
MY COMMISSION # DD 729850
EXPIRES: October 29, 2011
Bonded Thru Budget Notary Services

Personally known: X

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Loss.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholder's Equity.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- x (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
Halen Capital Management, Inc.

We have audited the accompanying statement of financial condition for Halen Capital Management, Inc. (the "Company") as of December 31, 2010, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 25, 2011

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

HALEN CAPITAL MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 82,040
Due from parent	73,173
Total assets	$ 155,213
Liabilities and Stockholders' Equity	
Liabilities-	
Accounts payable	2,606
Contingencies (Note 4)	
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 1,000 shares issued and outstanding	15,000
Additional paid-in capital	262,698
Accumulated deficit	(125,091)
Total stockholder's equity	152,607
Total liabilities and stockholder's equity	$ 155,213

The accompanying notes are an integral part of these financial statements.

HALEN CAPITAL MANAGEMENT, INC.

Statement of Loss

Year Ended December 31, 2010

Revenue-	
Commissions	$ 70,872
Expenses:	
Commission expenses	37,726
Management fees	48,000
Registration and licensing	8,009
Terminal fees	6,300
Research fees	12,000
Clearing fees	3,329
Other expenses	53,294
Total expenses	168,658
Loss from operations	(97,786)
Other income-	
Interest income	72
Loss before income tax benefit	(97,714)
Income tax benefit	36,769
Net loss	$ (60,945)

The accompanying notes are an integral part of these financial statements.

HALEN CAPITAL MANAGEMENT, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2009	$ 15,000	214,698	(64,146)	165,552
Contributions	-	48,000	-	48,000
Net loss	-	-	(60,945)	(60,945)
Balance, December 31, 2010	$ 15,000	262,698	(125,091)	152,607

See accompanying notes are an integral part of these financial statements.

HALEN CAPITAL MANAGEMENT, INC.

Statement of Cash Flows

Year Ended December 31, 2010

Cash flow from operating activities:	
Net loss	$ (60,945)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in due from parent	(36,769)
Decrease in due to related party	(76,953)
Increase in accounts payable	1,436
Decrease in commissions receivable	2,430
Decrease in due from related party	1,400
Net cash used in operating activities	(169,404)
Cash flows from financing activity-	
Capital contributions	48,000
Net decrease in cash and cash equivalents	(121,401)
Cash and cash equivalents, beginning of year	203,441
Cash and cash equivalents, end of year	$ 82,040

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

General. Halen Capital Management, Inc. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). Effective August 16, 2010, the Company changed its name to Halen Capital Management, Inc. Prior to that date, the Company's name was FasTrade, Inc. DBA Anderen Capital. The Company is a Delaware Corporation that is a wholly-owned subsidiary of NexTrade Holdings, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 25, 2011, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions. Commissions income is recorded as securities transactions occur and at the time income is reasonably determinable.

Income Taxes. The Company files a consolidated tax return with its Parent, Nextrade Holdings, Inc., and records its share of the consolidated Federal tax expense or benefit. The Company has recorded its share of tax expense (benefit) on the statement of loss. An amount due from the Parent for the income tax benefit the Parent owes for the Company's previous losses, plus the current income tax benefit has been included as Due from Parent on the statement of financial condition.

GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2010, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements. At December 31, 2010, the Company had no deferred taxes.

The Company recognizes interest and penalties on income taxes as a component of income tax expense. The only difference between the statutory Federal rate and the effective income tax rate resulted from state taxes.

(continued)

(2) Related Party Transactions

The Company has entered into a service and expense agreement (the "Agreement") with the Parent where the Parent furnishes the operational services required by the Company in order to conduct its business or pay for costs of such services or expenses on behalf of the Company. Such costs include salaries and wages, accounting fees, office supplies and expenses, insurance, employee benefits, rents and miscellaneous overhead and general expenses. All services and expenses provided to the Company from the Parent are paid for by the Parent and reimbursed by the Company on a monthly basis. The Agreement is for a period of one year and automatically renews each December. The Agreement may be terminated by either party with advance notice of 30 days. Expenses incurred by the Parent on behalf of the Company were $48,000 for the year ended December 31, 2010. The Parent forgave the indebtedness of $48,000 related to the service fees and these amounts were recorded as capital contributions.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-I), which requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. The Company had net capital of $79,434 at December 31, 2010, which was $74,434 in excess of the required net capital of $5,000, and had a ratio of aggregate indebtedness to net capital of .03 to 1.

(4) Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion or management, will have no material effect on the Company's financial statements.

HALEN CAPITAL MANAGEMENT, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net Capital

Total stockholder's equity	$ 152,607
Less nonallowable asset- Due from parent	73,173
Net capital	$ 79,434

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness)	$ 174
Minimum net capital required of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 74,434
Aggregate indebtedness	$ 2,606
Ratio: Aggregate indebtedness to net capital	.03 to 1

Reconciliation of Supporting Schedules with Most Recent Part II Filing

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Amended Form X-17A-5 Part II as previous filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 25, 2011

Halen Capital Management, Inc.
Clearwater, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Halen Capital Management, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Halen Capital Management, Inc.
301 South Missouri Avenue
Clearwater, Florida 33756

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Halen Capital Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Halen Capital Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Halen Capital Management, Inc.'s management is responsible for Halen Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the income statement for the year ended December 31, 2010 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 25, 2011